Supplemental Material for Financial Results for FY2013 (Consolidated)

< U.S. GAAP >

	FY2012										FY2013										FY2014
	1Q (2011/4-6)		2Q (2011/7-9)		3Q (2011/10-12)		4Q (2012/1-3)		12 months (’11/4-’12/3)		1Q (2012/4-6)		2Q (2012/7-9)		3Q (2012/10-12)		4Q (2013/1-3)		12 months (’12/4-’13/3)		Forecast 12 months (’13/4-’14/3)
Vehicle Production (thousands of units)	1,189		1,884		1,952		2,410		7,435		2,236		2,164		2,028		2,271		8,698		—
(Japan) – including Daihatsu & Hino	556		1,015		1,104		1,266		3,940		1,105		1,100		946		1,126		4,276		—
[Daihatsu]	[122	]	[162	]	[193	]	[214	]	[690	]	[208	]	[191	]	[162	]	[197	]	[757	]	[—	]
[Hino]	[23	]	[29	]	[34	]	[45	]	[131	]	[35	]	[34	]	[35	]	[46	]	[150	]	[—	]
(Overseas) – including Daihatsu & Hino	633		869		848		1,144		3,495		1,131		1,064		1,082		1,145		4,422		—
[Daihatsu]	[42	]	[52	]	[52	]	[55	]	[202	]	[56	]	[54	]	[57	]	[57	]	[226	]	[—	]
[Hino]	[1	]	[4	]	[3	]	[4	]	[12	]	[4	]	[5	]	[5	]	[4	]	[18	]	[—	]
North America	188		276		367		443		1,275		451		391		398		437		1,677		—
Europe	75		78		109		120		383		102		78		87		102		368		—
Asia	280		411		274		477		1,441		470		478		488		488		1,924		—
Central and South America	36		35		42		38		152		44		48		57		55		205		—
Oceania	21		28		20		24		93		24		30		23		23		100		—
Africa	33		41		36		42		151		40		39		29		40		148		—
Vehicle Sales (thousands of units)	1,221		1,805		1,969		2,357		7,352		2,269		2,247		2,113		2,241		8,871		9,100
[First Half 6 months]									[3,026	]									[4,516	]	[4,520	]
(Japan) – including Daihatsu & Hino	292		505		561		714		2,071		577		615		476		611		2,279		2,120
[Daihatsu]	[107	]	[139	]	[152	]	[199	]	[597	]	[182	]	[164	]	[126	]	[180	]	[653	]	[630	]
[Hino]	[5	]	[11	]	[10	]	[11	]	[37	]	[9	]	[11	]	[11	]	[13	]	[44	]	[40	]
(Overseas) – including Daihatsu & Hino	929		1,300		1,408		1,643		5,281		1,692		1,632		1,637		1,630		6,592		6,980
[Daihatsu]	[40	]	[50	]	[47	]	[48	]	[185	]	[46	]	[47	]	[46	]	[47	]	[186	]	[220	]
[Hino]	[16	]	[21	]	[22	]	[30	]	[90	]	[29	]	[28	]	[28	]	[27	]	[113	]	[110	]
North America	276		413		579		604		1,872		663		598		604		603		2,469		2,640
Europe	174		187		219		218		798		209		203		191		196		799		830
Asia	259		355		279		433		1,327		418		421		428		416		1,684		1,760
Central and South America	52		75		84		78		289		86		100		87		92		364		420
Oceania	34		61		61		67		223		67		63		70		71		271		270
Africa	40		55		62		57		214		62		68		62		67		259		280
Middle East	91		152		123		184		550		186		177		194		183		741		780
Other	3		2		1		2		8		1		2		1		2		5		—
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	1,616		2,058		2,174		2,485		8,334		2,485		2,431		2,345		2,430		9,692		10,100
Housing Sales (units)	879		1,562		1,436		1,822		5,699		930		1,494		1,485		1,969		5,878		6,300

Supplemental 1

Supplemental Material for Financial Results for FY2013 (Consolidated)

< U.S. GAAP >

	FY2012					FY2013						FY2014
	1Q (2011/4-6)	2Q (2011/7-9)	3Q (2011/10-12)	4Q (2012/1-3)	12 months (’11/4-’12/3)	1Q (2012/4-6)	2Q (2012/7-9)	3Q (2012/10-12)	4Q (2013/1-3)	12 months (’12/4-’13/3)		Forecast 12 months (’13/4-’14/3)
Foreign Exchange Rates
Yen to US Dollar Rate	82	78	77	79	79	80	79	81	92	83		as premise: 90
Yen to Euro Rate	117	110	104	104	109	103	98	105	122	107		as premise: 120
Market Share (Japan)
Toyota (excluding Mini-Vehicles) (%)	37.7	44.8	48.2	47.7	45.5	48.9	48.8	49.3	47.0	48.4		approximately: 48.0
Toyota, Daihatsu and Hino (including Mini-Vehicles) (%)	37.1	42.9	45.8	44.5	43.2	45.1	45.2	44.8	42.6	44.3		—
Number of Employees	322,046	322,809	324,747	325,905	325,905	328,762	330,189	331,876	333,498	333,498	(Note 1)	—
Net Revenues (billions of yen)	3,441.0	4,574.9	4,865.2	5,702.5	18,583.6	5,501.5	5,406.7	5,318.7	5,837.0	22,064.1		23,500.0
Geographic Information
Japan	1,784.5	2,869.0	3,024.2	3,489.6	11,167.3	3,242.2	3,163.9	2,976.2	3,438.5	12,821.0		—
North America	853.5	1,085.7	1,379.5	1,432.9	4,751.8	1,592.8	1,450.9	1,525.0	1,715.6	6,284.4		—
Europe	459.9	499.2	527.0	507.8	1,993.9	512.0	497.5	508.3	565.1	2,083.1		—
Asia	700.0	827.3	704.2	1,102.9	3,334.2	1,073.6	1,088.2	1,112.5	1,110.9	4,385.4		—
Other	368.8	455.3	460.2	475.9	1,760.1	483.4	500.8	530.3	579.5	2,094.2		—
Elimination	-725.7	-1,161.6	-1,229.9	-1,306.7	-4,423.9	-1,402.7	-1,294.8	-1,333.8	-1,572.7	-5,604.1		—
Business Segment
Automotive	3,060.8	4,183.1	4,471.4	5,279.0	16,994.5	5,120.1	5,008.7	4,889.2	5,401.0	20,419.1		—
Financial Services	285.8	271.0	271.5	272.0	1,100.3	274.4	272.0	301.3	322.8	1,170.6		—
All Other	190.5	255.2	272.2	331.0	1,048.9	243.2	252.6	262.0	308.4	1,066.4		—
Elimination	-96.1	-134.4	-149.9	-179.6	-560.1	-136.2	-126.6	-133.8	-195.2	-592.0		—
Operating Income (billions of yen)	-108.0	75.4	149.6	238.5	355.6	353.1	340.6	124.7	502.3	1,320.8		1,800.0
(Operating Income Ratio) (%)	(-3.1)	(1.6)	(3.1)	(4.2)	(1.9)	(6.4)	(6.3)	(2.3)	(8.6)	(6.0)		(7.7)
Geographic Information
Japan	-206.6	-69.3	-30.5	99.4	-207.0	107.1	143.7	15.6	309.8	576.3		—
North America	28.9	32.5	90.3	34.5	186.4	117.6	64.9	-17.1	56.4	221.9		—
Europe	-7.5	5.6	10.4	9.2	17.7	3.4	8.6	9.2	5.1	26.4		—
Asia	60.1	70.4	40.5	85.7	256.7	101.5	92.9	91.7	89.7	376.0		—
Other	21.0	37.1	37.9	12.8	108.8	27.1	31.5	32.3	42.6	133.7		—
Elimination	-3.9	-0.9	1.0	-3.3	-7.1	-3.7	-1.2	-7.1	-1.4	-13.6		—
Business Segment
Automotive	-202.5	-7.5	57.1	174.5	21.6	258.6	239.3	43.7	402.9	944.7		—
Financial Services	94.6	76.4	83.5	51.9	306.4	86.7	87.7	69.0	72.2	315.8		—
All Other	-2.0	9.9	15.3	18.8	42.0	9.3	13.1	15.4	15.7	53.6		—
Elimination	1.9	-3.4	-6.3	-6.7	-14.5	-1.6	0.3	-3.4	11.4	6.7		—
Income before Income Taxes (billions of yen)	-80.5	79.1	198.6	235.6	432.8	415.2	379.3	131.2	477.8	1,403.6		1,890.0
(Income before Income Taxes Ratio) (%)	(-2.3)	(1.7)	(4.1)	(4.1)	(2.3)	(7.5)	(7.0)	(2.5)	(8.2)	(6.4)		(8.0)
Equity in Earnings of Affiliated Companies (billions of yen)	40.2	39.3	55.6	62.5	197.7	71.3	52.5	58.1	49.4	231.5		—
Net Income (billions of yen)	1.1	80.4	80.9	121.0	283.5	290.3	257.9	99.9	313.9	962.1		1,370.0	(Note 2)
(Net Income Ratio) (%)	(0.0)	(1.8)	(1.7)	(2.1)	(1.5)	(5.3)	(4.8)	(1.9)	(5.4)	(4.4)		(5.8)
Shareholder Return
Cash Dividends (billions of yen)	—	62.7	—	95.0	157.7	—	95.0	—	190.0	285.0	(Note 3)	—
Cash Dividends per Share (yen)	—	20	—	30	50	—	30	—	60	90		—
Payout Ratio (%)	—	76.9	—	47.0	55.6	—	17.3	—	45.9	29.6		—
Value of Shares Repurchased (billions of yen)	—	—	—	—	—	—	—	—	—	—		—
Number of Shares Canceled (thousands)	—	—	—	—	—	—	—	—	—	—		—
Number of Outstanding Shares (thousands)	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997		—

Supplemental 2

Supplemental Material for Financial Results for FY2013 (Consolidated)

< U.S. GAAP >

	FY2012					FY2013						FY2014
	1Q (2011/4-6)	2Q (2011/7-9)	3Q (2011/10-12)	4Q (2012/1-3)	12 months (’11/4-’12/3)	1Q (2012/4-6)	2Q (2012/7-9)	3Q (2012/10-12)	4Q (2013/1-3)	12 months (’12/4-’13/3)		Forecast 12 months (’13/4-’14/3)
R&D Expenses (billions of yen)	186.5	190.8	190.3	212.2	779.8	197.4	210.0	198.6	201.4	807.4		890.0
Depreciation Expenses (billions of yen)	168.9	188.3	187.0	188.5	732.9	167.7	175.9	182.3	201.3	727.3		750.0	(Note 4)
Geographic Information
Japan	98.9	118.8	117.4	118.1	453.3	95.8	105.8	109.1	118.9	429.8		420.0
North America	35.1	34.3	36.2	36.4	141.9	36.1	35.8	36.3	41.3	149.6		150.0
Europe	13.4	13.5	13.4	10.7	51.1	12.6	11.7	11.5	11.7	47.7		50.0
Asia	12.8	12.9	12.4	14.7	52.8	14.9	14.2	15.8	17.8	62.8		80.0
Other	8.7	8.8	7.6	8.4	33.6	8.1	8.2	9.4	11.4	37.4		50.0
Capital Expenditures (billions of yen)	116.4	147.3	154.8	288.0	706.7	139.6	179.6	211.5	321.8	852.7		910.0	(Note 4)
Geographic Information
Japan	54.3	68.3	82.9	162.7	368.4	64.7	93.1	92.5	151.7	402.2		440.0
North America	18.3	14.2	18.4	25.8	76.7	31.0	28.3	32.8	78.9	171.2		150.0
Europe	4.4	7.8	5.2	8.7	26.1	7.1	10.9	10.7	17.4	46.2		50.0
Asia	25.0	34.0	31.5	58.1	148.5	24.1	38.7	65.1	57.3	185.3		220.0
Other	14.4	23.0	16.8	32.6	86.8	12.4	8.5	10.2	16.3	47.5		50.0
Total Liquid Assets (billions of yen)	4,779.6	4,702.1	4,683.9	4,968.1	4,968.1	5,087.7	5,093.7	5,378.6	5,883.1	5,883.1	(Note 5)	—
Total Assets (billions of yen)	29,284.8	28,387.5	28,761.6	30,650.9	30,650.9	30,029.7	30,100.6	32,157.0	35,483.3	35,483.3		—
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	10,241.0	10,016.4	10,023.8	10,550.2	10,550.2	10,510.2	10,738.8	11,261.7	12,148.0	12,148.0		—
Return on Equity (%)	0.0	3.2	3.2	4.7	2.7	11.0	9.7	3.6	10.7	8.5	(Note 2)	—
Return on Asset (%)	0.0	1.1	1.1	1.6	0.9	3.8	3.4	1.3	3.7	2.9	(Note 2)	—
Number of Consolidated Subsidiaries	—	—	—	—	507	—	—	—	—	509		—
No. of Affil. Accounted for Under the Equity Method	—	—	—	—	57	—	—	—	—	56		—

Analysis of Consolidated Net Income for FY2013(Note 2) (billions of yen, approximately)	4Q (2013/1-3)	12 months (’12/4-’13/3)
Marketing Efforts	-10.0	650.0
Effects of Changes in Exchange Rates	160.0	150.0
Cost Reduction Efforts	130.0	450.0
From Engineering	115.0	390.0
From Manufacturing and Logistics	15.0	60.0
Increases in Expenses, etc.	-60.0	-300.0
Other	43.8	15.2
(Changes in Operating Income)	263.8	965.2
Non-operating Income	-21.6	5.5
Equity in Earnings of Affiliated Companies	-13.0	33.8
Income Taxes, Net Income Attributable to Noncontrolling Interests	-36.1	-325.9
(Changes in Net Income)(Note 2)	192.9	678.6

Supplemental 3